Spring Valley Acquisition Corp. III

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

August 29, 2025

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama and Chris Edwards

RE:	Spring Valley Acquisition Corp. III (the “Company”) Registration Statement on Form S-1 (File No. 333- 289294) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 3, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

SPRING VALLEY ACQUISITION CORP. III

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer